Exhibit to Accompany
Item 77J
FORM N-SAR
THE MARSICO INVESTMENT FUND
(the "Funds")

In accordance with the provisions of Statement of Position 93-2, "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at September 30, 2001, reclassifications (in thousands) were recorded to increase (decrease) paid-in-capital by $(9,896), $(5,445), $(718) and $0, decrease net investment loss by $7,236, $3,816, $715 and $(41), increase (decrease) accumulated net realized gain (loss) on investments and options written by $3, $2, $0 and $0 and increase (decrease) accumulated net realized gain (loss) on foreign currency transactions by $6, $9, $3, and $41 for the Focus, Growth & Income, 21st Century and International Opportunities Funds, respectively.

These reclassifications have no impact on the net asset values of the Funds and are designed to present the Funds' capital accounts on a tax basis.